______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of November 2001

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated November 5, 2001
  Pressrelease, dated November 15, 2001
  Pressrelease, dated November 22, 2001

Press Release

Stockholm November 5, 2001

Peter Lövgren appointed MD for Song Networks' Swedish subsidiary

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announces that Peter Lövgren will become the new Managing Director for Song Networks' Swedish subsidiary. Lövgren joins Song Networks AB from the ASP company, Iterium.net, and will start work on 5 November 2001.

Peter Lövgren has been appointed to new Managing Director for Song Networks' Swedish subsidiary and will start on 5 November 2001. Lövgren is 38 years and holds a Bachelor in Business Administration from Uppsala. He was previously Managing Director for Interium.net.

"In a short period Song Networks has become the largest alternative broadband operator in the Swedish market. I believe in their commitment to the Nordic network and on their focus on businesses in the Nordic region. It will be a challenge to continue strengthening the company's position in Sweden," says Peter Lövgren.

"Peter Lövgren has extensive IT experience. In addition to being Managing Director for Iterum.net he was also deputy Managing Director for Microsoft AB and Technical Manager for WM-Data Owell. His experience of leading a nation-wide technical organisation oriented towards service and consultancy combined with his experience of leading product-oriented sales and marketing is a combination that ideally suits Song's Swedish activities. We believe he is the right person to lead and inspire our Swedish business and to continue winning market shares in the Swedish business market," says Ivar Strömberg, CEO, Song Networks Holding AB.

For further information, please contact:

Song Networks Holding AB Song Networks AB

Ivar Strömberg, CEO Henrik Östmark, Information Manager

Phone: +46 8 5631 0001 Phone: +46 8 5631 0040

Mobile: +46 701 810 001 Mobile: +46 701 810 040

E-mail: ivar.stromberg@songnetworks.net E-mail: henrik.ostmark@songnetworks.net

Song Networks Holding AB Song Networks AB

Jenny Moquist, Investor Relations Manager Peter Lövgren, MD

Phone: +46 8 5631 0219 Mobile: +46 701 830 302

Mobile: +46 701 810 219 E-mail: peter.lovgren@songnetworks.net

E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm November 15, 2001

Extraordinary General Meeting of Song Networks Holding AB

At an Extraordinary General Meeting of Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) held on 15 November 2001, the shareholders adopted the following resolutions.

Issue of debentures with a maximum of 4,000,000 detachable warrants to subscribe for new shares
Approval was given to the Board's proposal to raise a subordinated loan with a nominal amount of SEK 400,000 by issuing debentures with a maximum of 4,000,000 detachable warrants to subscribe for new shares in Song Networks Holding AB (the "Company"). The debentures with detachable warrants, which shall not include preferential rights for existing shareholders, shall be subscribed for by employees of the Song Networks Holding group. The purpose is to increase interest in the business and results of the Company, increase motivation and the bond to the group.

If the warrants issued as a consequence of the decision are fully exercised, the share capital will increase by a maximum of SEK 200,000, which, assuming full exercise, corresponds to approximately 2.35% of the total number of shares and votes. The dilution, taking into account all previously issued and outstanding warrants, corresponds to approximately 8.45% of the total number of shares and voting rights. The dilution, taking into account all previously issued and outstanding warrants decided after the Company became a market-listed company, corresponds to approximately 2.56% of the total number of shares and voting rights.

Authorisation for the Board to decide upon new issue

The Extraordinary General Meeting also authorised the Board to, on one or more occasions, during the period up until the next Annual General Meeting, decide upon the issue of a maximum of 10,000,000 shares to be used in connection with possible acquisitions of companies or businesses or in kind to suppliers in relation to supply agreements, where payment is made by delivery of shares in the Company or by an issue in kind or off-set issue.

Item 8 on the agenda was removed at the Board's request.

For further information, please contact:
Song Networks Holding AB
Lena Ekedahl, Legal Counsel
Phone: +46 8 56 31 0305
Mobile: +46 701 810 305
E-mail: lena.ekedahl@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm November 22, 2001

SAK Trade Union organization chooses Song Networks

Song Networks' excellent sales success in Finland continues

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announced today that the Central Organization of Finnish Trade Unions (SAK) has become one of Song Networks Oy's new customers in Finland. A three-year agreement has been signed with SAK and 16 of its member unions to provide communication services. The estimated value of the business after the first implementation phase is over EUR 1 million per year. However, this contract represents only about half of the value of new orders closed this week in Finland.

Song Networks will provide almost 100 regional offices and departments with IP-VPN ports and internet access throughout Finland during 2002. Song Networks Oy will also provide SAK with Dial IP-VPN, firewall and hosting services.

"Through this contract with Song Networks, we achieve cost effective, secure network services for all our offices and Dial IP-VPN users. Due to Song Networks' effective solutions, we can run member and office databases, internet software applications, videoconference possibilities and telephony in one network. Using outside networks supports our strategy, which is not only to provide our shop stewards with data links but also to provide this service for most of our members," says Maija Karimaa, Head of IT Administration at SAK.

"We are happy to sign an agreement with the SAK Trade Unions - it is a remarkable and influential partner in Finnish society. The agreement with SAK completes our highly successful month of new order intake in Finland, which is set to be over 50% higher than last month. As a broadband operator we are able to provide our customers with reliable, secure and cost effective services in our own network, not to mention comprehensive customer services," says Ari-Jussi Knaapila, MD of Song Networks Oy.

For further information, please contact:

Song Networks Oy Central Organization of Finnish

Ari-Jussi Knaapila, Managing Director Trade Union (SAK)

Phone: +358 9 2311 2310 Maija Karimaa, Head of IT Administration Mobile: +358 44 311 2310 Phone +358 9 772 1470

E-mail: ari-jussi.knaapila@songnetworks.fi Mobile +358 40 52 12 840

E-mail: maija.karimaa@sak.fi

Song Networks Holding AB

Jenny Moquist, Investor Relations Manager

Phone: +46 8 5631 0219

Mobile: +46 701 810 219

E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 28 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The Central Organization of Finnish Trade Unions (SAK) is the largest labour market organization in Finland. SAK (founded in 1907) protects the interests of over one million wage earners. SAK's 23 member trade unions represent workers from a wide range of sectors including industry, private services, local government, the state and transportation. 46 per cent of SAK's members are female and 25 per cent of the total membership is under thirty years old. SAK negotiates framework agreements with the central employers' confederations about wages, hours, status of shop stewards and other matters covering working life. SAK has an impact on political decision-making both at a national and regional level. As a member of the international trade union movement, SAK also has an international influence. SAK's aim is to ensure that the wage earner's viewpoint is accommodated as effectively as possible in legislation and in other social decision-making. www.sak.fi

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2001

 By: Ivar Martin Strömberg

Name: Ivar Martin Strömberg

Title: President and Chief Executive Officer